June 29, 2023

VIA EDGAR

David Manion, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

RE: Gabelli Funds

Dear Mr. Manion:

Thank you for your oral comments on June 5, 2023 regarding your Sarbanes-Oxley review of the funds listed on Appendix A (the “Funds” and, individually, a “Fund”). The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized to the best of our understanding, followed by the Funds’ responses.

* * * * * * *

Comments and Responses

1.	The notes to the December 31, 2022 financial statements of Gabelli Global Utility & Income Trust state that “the NAV of the Fund decreased by $0.14 per share” as a result of the May 12, 2022 rights offering, while the Financial Highlights show a decrease of $0.15 per share. Please reconcile the difference between these two figures.

Response: The actual decrease was $0.1469 per share, which was rounded to $0.15 per share in the Financial Highlights and truncated to $0.14 per share in the notes. The Fund will ensure that future reports present the rounded figure of $0.15 per share in both the Financial Highlights and notes.

David Manion, Senior Staff Accountant

June 29, 2023

2.	A general comment, and as noted for the December 31, 2022 annual report of Gabelli Capital Asset Fund, is that the notes to the financial statements do not indicate the number of days a line of credit was used. Please add this information to future reports.

Response: The Funds will add this information to future reports.

3.	In their December 31, 2022 annual reports, Gabelli Global Utility & Income Trust, GAMCO Natural Resources, Gold & Income Trust, and Gabelli Equity Trust, Inc. are identified as non-diversified funds, but each appears to be operating as a diversified fund. If a Fund has operated as a diversified fund for three consecutive years, please confirm that shareholder approval would be obtained before that Fund resumed operating as a non-diversified fund.

Response: Each of the referenced Funds has operated as a diversified fund for three consecutive years and confirms that it will obtain shareholder approval before operating as a non-diversified fund.

4.	To conform with section 6-07.7c of Regulation S-X, please confirm future financial statements of the Funds will present the change in unrealized appreciation/(depreciation) on securities sold short separately in the statement of operations.

Response: Each Fund confirms it will present the change in unrealized appreciation/(depreciation) on securities sold short separately in the statement of operations in future financial statements.

5.	Please explain how presenting the average market value in the notes to the December 31, 2022 financial statements of GAMCO Natural Resources, Gold & Income Trust explains the volume requirement as required by ASC 815-10-50-1A, given factors that influence options’ values, including notional value, underlying asset, and volatility.

Response: The Fund believes that the average market value figure adequately reflects the volume of the Fund’s activity in those instruments as it represents the amounts the Fund would receive or pay to settle those instruments.

The Fund will consider disclosing average notional value, which would reflect the exposure from the use of the instruments.

6.	Please consider adding disclosure when a Fund has incurred overdraft expense, including the average balance, number of days overdrafts existed, and the average interest rate.

Response: In the event that a Fund incurs material overdraft expense, that Fund confirms it will provide disclosure including the average balance, number of days overdrafts existed, and the average interest rate.

David Manion, Senior Staff Accountant

June 29, 2023

7.	The December 31, 2022 annual report of Gabelli Convertible and Income Securities Fund Inc. shows an advisory fee of 1.19% in the Form N-2 section of the report and Form N-CEN shows an advisory fee of 1.56%. The December 31, 2022 annual report of Gabelli Equity Trust, Inc. shows an advisory fee of 1.28% and an overall expense ratio of 1.61% in the Form N-2 section and Form N-CEN shows an advisory fee of 1.35% and an overall expense ratio of 1.52%. Please reconcile these differences.

Response: The December 31, 2022 Form N-CEN for Gabelli Convertible and Income Securities Fund Inc. should have presented an advisory fee of 1.33%. The December 31, 2022 Form N-CEN for Gabelli Equity Trust, Inc. should have presented an advisory fee of 1.27% in item D.8 and a net annual operating expense ratio of 1.58% in item D.9. Each Fund confirms that it will endeavor to incorporate correct figures for these items in future Form N-CEN filings.

The figures presented in Form N-CEN items D.8 and D.9 for each Fund differ from the figures in each Fund’s respective Form N-2 sections because the figures presented in Form N-CEN reflect the amounts incurred during the fiscal year, as the Form requires, which are based on each Fund’s average daily or weekly (depending on the Fund) net assets (including the liquidation preference of then-outstanding preferred shares) during the fiscal year, whereas the figures presented in the Form N-2 sections represent prospective figures for a full year, based on each Fund’s respective capital structure at its fiscal year end.

8.	The December 31, 2022 Gabelli Capital Asset Fund Form N-CEN and the September 30, 2022 Gabelli Media Mogul Fund and Gabelli Pet Parents’ Fund Form N-CEN did not check off that these Funds relied on the exemption from Rule 18f-4 contained in paragraph (c)(4) thereof (Item C.7.n.i), but each of these Funds appears to be a Limited Derivatives User as described in Rule 18f-4(c)(4). Please confirm that each of these Funds is a Limited Derivatives User as described in Rule 18f-4(c)(4) and that, in future N-CEN filings, each Fund will provide the correct response to this Item.

Response: Each of these Funds confirms that it is a Limited Derivatives User as described in Rule 18f-4(c)(4) and that its future N-CEN filings will provide the correct response to the referenced Item.

******

David Manion, Senior Staff Accountant

June 29, 2023

Should you have any additional comments or concerns, please do not hesitate to contact me at (914) 921-7774.

Best regards,

/s/ Peter D. Goldstein
Peter D. Goldstein, Esq.
General Counsel
GAMCO Investors, Inc.

David Manion, Senior Staff Accountant

June 29, 2023

Appendix A

	Series ID	FYE	File #	Series Name	Registrant Name
1	S000064857	9/30/2022	811-23395	Gabelli Pet Parents’™ Fund	Gabelli Innovations Trust
2	S000064856	9/30/2022	811-23395	Gabelli Media Mogul Fund	Gabelli Innovations Trust
3		12/31/2022	811-05715		GABELLI CONVERTIBLE & INCOME SECURITIES FUND INC
4		12/31/2022	811-21529		GABELLI GLOBAL UTILITY & INCOME TRUST
5		12/31/2022	811-04700		GABELLI EQUITY TRUST INC
6	S000001060	12/31/2022	811-07644	GABELLI CAPITAL ASSET FUND	GABELLI CAPITAL SERIES FUNDS INC
7		12/31/2022	811-22216		GAMCO Natural Resources, Gold & Income Trust